Strategic Acquisition of Infrastructure and Energy Alternatives, Inc. (“IEA”) July 25, 2022 Filed by MasTec, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject company: Infrastructure and Energy Alternatives, Inc. Commission File No. 001-37796

IEA Acquisition Strategic Benefits

1

- **Expands MasTec's presence in the attractive Renewable Power Generation market**
  - Adds Renewable Power capabilities in Union areas
  - Expands Non-union crew capacity and scale in a challenging labor market
  - Expands Renewable Maintenance Service capabilities
  - Strong levels of visible backlog with recurring customer base

2

- **Expands MasTec's Civil & Infrastructure operations**
  - Increased size, scale and capacity in growing market
  - Demand expected to increase as Infrastructure bill projects come to market

3

- **Diversifies customer base and creates new growth opportunities with existing customers through broadening of service capabilities**
  - Allows MasTec access to renewable power union projects and customers
  - Gives IEA customers "one stop" access to MasTec Power delivery transmission and distribution services
  - Increases ability to serve customer base more efficiently due to scale and expanded service capabilities

IEA

4

- **Experienced leadership team and strong cultural fit with MasTec**
  - Excellent management team with deep knowledge, experience and relationships
  - Highly skilled "double breasted" labor force across a national footprint with industry-leading technical expertise
  - Approximately 6,000 employees adds to scale in a challenging labor market
  - IEA to be included in MasTec's Clean Energy & Infrastructure segment; JP Roehm, CEO, to continue to lead IEA

5

- **Continued service category diversification towards renewables; aligns with MasTec's publicly stated sustainability and ESG commitment**

6

- **Effective and targeted use of capital**
  - Transaction multiple at ~6.5X expected 2023 Adjusted EBITDA (without synergies)
  - Expect immediate EPS accretion (before synergies), 2023 IEA standalone adjusted net income contribution ranging from approximately $45-50[1] million after transaction financing costs
  - Expect improved adjusted EBITDA margin performance of combined operations from operational synergies

2

(1) See appendix for Reconciliation of Future non-GAAP Measures

IEA – Company Overview LTM Revenue as of Q1 2022A ($mm) IEA Renewables Specialty Civil Wind Solar Heavy Civil Rail Environmental $2.3-2.5bn Total Revenue 2022E Adjusted EBITDA (1) 2022E $140-150mm Revenue CAGR 2018A – 2021A 39% Total Backlog as of 1Q2022 $2.9bn Renewables Revenues % of LTM 1Q2022 71% Select ESG Index Membership Atlas Clean Energy Index CELS Nasdaq Index Renewables Specialty Civil $1.5bn $0.6bn ~$2.2bn Source: IEA filings, press releases (1) See Appendix for IEA Reg. G 2022 EBITDA Reconciliation Table

IEA – Segment Overview Renewables Includes full EPC project delivery, design, site development, construction, installation and maintenance of solar power projects and infrastructure Solar Includes full EPC project delivery, design, site development, construction, installation and maintenance of wind power projects and infrastructure Wind Designs, installs and builds a wide range of electrical systems including underground systems, substations, and high-voltage transmission lines Power Delivery Includes road and bridge construction, specialty paving, industrial maintenance and other local, state and government projects Heavy Civil Includes planning, design, procurement, construction and maintenance of infrastructure projects for major railway and intermodal facilities Rail Includes waste management and remediation services such as site maintenance, environmental site closure and coal ash management services Environ-mental Specialty Civil

Accelerates Positioning in Attractive Wind and Solar Industries… Renewable Outlook: Decade-long Growth Opportunity In April 2022, wind and solar energy sources alone contributed ~20% of all U.S. electricity, demonstrating the rapid shift towards renewables nationally Key Takeaways: EIA–Annual Energy Outlook 2021 Wind and Solar are projected to contribute 82% of total US renewable energy generation by 2050, which translates to 44% of total US electricity generation Solar and Wind account for ~56% of the approximately 1,000 GW of cumulative electricity generating capacity additions, from all sources, projected from 2021-2050 ElA's 2021 reference case assumes 1) PTC phases out after 2024, 2) ITC, solar receives a 30% tax credit through 2024, 26% for 2024 and 2025 and phasing down to a non-expiring credit of starting in 2026. Implies further upside with possible extension of PTC and ITC U.S. renewable electricity generation, including end use - AEO2022 Reference case Source: U.S. Energy Information Administration, Annual Energy Outlook 2022 (AEO2022) Historical 37% 34% 2021 Forecast Other Hydroelectric Geothermal Wind Solar billion kilowatt hours

We believe that Sustainability is central to our mission and success IEA’s Strong ESG Profile Aligns with MasTec’s Commitment to Sustainability (1) Homes powered per year based on the GW installed compared to the average annual electricity consumption in the US per household, then further adjusted for industry average capacity factors. (2) Passenger vehicle equivalent based on C02 emissions data using the EPA Greenhouse Gas Equivalencies Calculator; (3) Annual offsets estimated based on the emissions avoided by generating electricity with wind projects and solar PV with cumulative capacity equivalent to IEA’s cumulative installations of renewable energy projects as follows: (i) C02, sulfur dioxide, nitrogen oxides, and particulate matter from national emission factors in EPA AVERT 2019 calculator; and (ii) annual average capacity factors as provided by EPA AVERT and DC to AC conversion factor for solar PV. Leadership’s commitment. Sustainability principles and practices are embedded within our strategy, risk management and day-to-day operations. Board oversight. The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors has oversight of our corporate responsibility for sustainability matters. Stakeholder engagement. We engage with our stakeholders, both internal and external, to understand priority issues for our business, and seek to strengthen these relationships through effective communications. Investing in a sustainable future. Investment in sustainable business opportunities is a key component of our business strategy for future growth. Through the services we provide, we help to modernize, connect and make our communities safer and more sustainable while helping to build our nation's infrastructure, including the development and expansion of our nation's renewable energy footprint. IEA’s Contributions to Decarbonization in the USA 24.4 GW Of renewable energy built through 2021 255+ Wind and solar projects completed 11,000+ Wind turbines erected 40 states Renewable energy projects completed in 40 states 7.3mm 7.1mm HOMES POWERED ANNUALLY (1) VEHICLE EMISSIONS CUT ANNUALLY (2) Constructed over 24.4 GW of wind and solar projects that annually offset (3) C02–32.8mm MT | NOx–17.9 MT | SO2–19.5 MT | PM2.5–2.2 MT

Transaction Summary Transaction Value $14.00 per share composed of 75% cash ($10.50) and 25% stock ($3.50) consideration Estimated enterprise value transaction price of ~$1.1bn(1) (~$600M in cash and ~2.8M MasTec shares) Attractive and Accretive EV/2023 IEA standalone Adjusted EBITDA transaction multiple at ~6.5X Expected 2023E Financial Impact Expect 2023E adjusted EBITDA of ~$160 to $170M(2) before synergies Expect to realize ~$10M in near term post transaction synergies from reduced IEA public company reporting and other costs Inclusive of both transaction finance costs and expected synergies, 2023E Adjusted Net Income contribution of ~$45-50M(2) Synergy Opportunities Revenue cross selling and operating margin improvement opportunities are expected in 2024 and beyond Over time, we expect IEA consolidated operations Adjusted EBITDA margin rate profile in the high single digit range Financing & Credit Impacts Cash consideration to be funded with a combination of cash on hand, drawings under our existing credit facility and additional debt financing Estimated pro forma 2022 net debt/adjusted EBITDA ~2.9X, with 2023 net debt/adjusted EBITDA expected to decrease to the ”low 2X range” and back under 2x in 2024 Management expects to maintain Investment Grade rating, no expected change with credit agency ratings Timeline Expect to close in late 2022, subject to stockholder and regulatory approvals and satisfaction of other customary closing conditions MasTec entered into voting agreements with IEA stockholders, owning ~35% of IEA’s outstanding stock Based on share count and estimated net debt level of $275M at closing in Q422 See appendix for Reconciliation of Future non-GAAP Measures

Business Mix Transition Provides Significant Growth Potential Segment Revenue Mix 2021A 2022E 2023E Pro Forma $8.0B MasTec Standalone ~$9.2B ~$13B Pro Forma Including IEA $3.5B $1.7B $2.9B $5.0B $3.0B Renewables $2.0B Civil $3.2B $1.3B $2.1B $2.6B $2.6B $1.0B $1.9B $2.5B

Expanded Scale & Capacity Adds Incremental Near-term Growth Potential

MasTec
Infrastructure That Delivers









	Communications	Clean Energy & Infrastructure	Power Delivery	Pipeline	Total
Near-term Revenue Potential Revenue	~$4.0B ↑	~$6.0B ↑	~$3.5B ↑	~$2.0B ↔	~$15.5B ↑
Sector Catalysts	5G and Small Cells, Fiber to the Home, Rural Broadband, Smart Cities & Smart Homes, Spectrum Deployments, Carrier 5G Competition	Shift toward Renewable power sources , wind, solar, biomass, Carbon Capture & Industrial Facilities, Roads & Transport Infrastructure	Grid Investment to Connect Renewables, Reliability, Upgrades, Aging Grid, Grid Security & Smart Grid, Storm Hardening and Response, Electric Vehicle Grid Impact	Pipelines for Cleaner Burning Natural Gas, Aging Infrastructure Methane Reduction Initiatives, Pipeline Distribution & Integrity, LNG Exports, Carbon Capture & Sequestration and Hydrogen	Diversified Portfolio with Significant Growth Potential
2023E	~$3.5B	~5.0B	~$2.9B	~$1.8B	~$13B
2022E	~$3.2B	~$2.1B	~$2.6B	~$1.3B	~$9.2B
2021A	~$2.6B	~$1.9B	~$1.0B	~$2.5B	~$8.0B

9

Consistent EBITDA Margin Expansion in Diversified Portfolio Segment Revenue Mix Adjusted EBITDA Margin % Adjusted EBITDA Margin Rate 2022E (1) 2023E (2) Near Term Potential (2) ~8%(1) ~9%(2) ~10+%(2) Corporate/Other ~90bps ~90bps ~80bps MasTec Standalone Pro Forma Including IEA Power Delivery High Single Digits Low Double Digits Double Digits to Low Teens Communications Mid 10s Low Double Digits Double Digits to Low Teens CE&I Low Single Digits Mid-High Single Digits High Single Digits to Low Double Digits O&G Mid Teens Mid Teens Mid to High Teens $1.3B $2.1B $2.6B $3.2B ~$9.2B $1.7B $5.0B $2.9B $3.5B ~$13B ~$15.5B $2.0B $6.0B $3.5B $4.0B (1) See Appendix for MasTec Reg. G 2022 EBITDA Reconciliation Table (2) See appendix for Reconciliation of Future non-GAAP Measures

Additional Information Additional Information and Where to Find It:   This communication relates to a proposed acquisition of Infrastructure & Energy Alternatives, Inc. (IEA) by MasTec, Inc. (MasTec). In connection with the proposed acquisition, MasTec and IEA intend to file relevant materials with the Securities and Exchange Commission (SEC), including a Registration Statement on Form S-4 to be filed by MasTec that will include a preliminary proxy statement of IEA and also constitute a prospectus with respect to the shares of common stock of MasTec to be issued in the proposed transaction.   The information in the preliminary proxy statement/prospectus will not be complete and may be changed. IEA will deliver the definitive proxy statement to its stockholders as required by applicable law.  This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.   Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MasTec (when they become available) may be obtained free of charge at MasTec’s website at mastec.com.  Copies of documents filed with the SEC by IEA (when they become available) may be obtained free of charge on IEA’s website at iea.net.   Participants in the Solicitation:  IEA and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of IEA stockholders in connection with the proposed transaction  and their interests in the transaction will be set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding IEA’s executive officers and directors is included in IEA’s  annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC on  March 7, 2022 and IEA’s proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 23, 2022.  These documents may be obtained free of charge at the SEC’s website, www.sec.gov, or IEA’s website, iea.net.

Safe Harbor Statement This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements include, but are not limited to, statements relating to expectations regarding the future financial and operational performance of MasTec or IEA; the projected impact and benefits of IEA on MasTec’s operating or financial results; expectations regarding MasTec’s or IEA’s business or financial outlook; expectations regarding MasTec’s plans, strategies and opportunities; expectations regarding opportunities, technological developments, competitive positioning, future economic conditions and other trends in particular markets or industries; the potential strategic benefits and synergies expected from the acquisition of IEA; the development of and opportunities with respect to future projects, including renewable and other projects designed to support transition to a carbon-neutral economy; MasTec’s ability to successfully integrate the operations of IEA; the expected closing of, and financing sources for, the acquisition of IEA; the impact of inflation on MasTec's costs and the ability to recover increased costs, as well as other statements reflecting expectations, intentions, assumptions or beliefs about future events and other statements that do not relate strictly to historical or current facts. These statements are based on currently available operating, financial, economic and other information, and are subject to a number of significant risks and uncertainties. A variety of factors in addition to those mentioned above, many of which are beyond our control, could cause actual future results to differ materially from those projected in the forward-looking statements. Other factors that might cause such a difference include, but are not limited to: risks related to completed or potential acquisitions, including the acquisition of Henkels & McCoy Group, Inc., as well as the ability to identify suitable acquisition or strategic investment opportunities, to integrate acquired businesses within expected timeframes and to achieve the revenue, cost savings and earnings levels from such acquisitions at or above the levels projected, including the risk of potential asset impairment charges and write-downs of goodwill; risks related to the impact of inflation on costs as well as economic activity, customer demand and interest rates, risks related to adverse effects of health epidemics and pandemics or other outbreaks of communicable diseases, such as the COVID-19 pandemic, including its effect on supply chain or inflationary issues, as well as, the potential effects of related health mandates and recommendations; market conditions, technological developments, regulatory or policy changes, including permitting processes and tax incentives that affect us or our customers’ industries; the effect of federal, local, state, foreign or tax legislation and other regulations affecting the industries we serve and related projects and expenditures; the effect on demand for our services of changes in the amount of capital expenditures by our customers due to, among other things, economic conditions, including potential adverse effects of public health issues, such as the COVID-19 pandemic on economic activity generally, the availability and cost of financing, and customer consolidation in the industries we serve; activity in the industries we serve and the impact on our customers’ expenditure levels caused by fluctuations in commodity prices, including for oil, natural gas, electricity and other energy sources; our ability to manage projects effectively and in accordance with our estimates, as well as our ability to accurately estimate the costs associated with our fixed price and other contracts, including any material changes in estimates for completion of projects and estimates of the recoverability of change orders; the timing and extent of fluctuations in operational, geographic and weather factors affecting our customers, projects and the industries in which we operate; the highly competitive nature of our industry and the ability of our customers, including our largest customers, to terminate or reduce the amount of work, or in some cases, the prices paid for services, on short or no notice under our contracts, and/or customer disputes related to our performance of services and the resolution of unapproved change orders; our dependence on a limited number of customers and our ability to replace non-recurring projects with new projects; the effect of state and federal regulatory initiatives, including costs of compliance with existing and potential future safety and environmental requirements, including with respect to climate change; risks associated with potential environmental issues and other hazards from our operations; disputes with, or failures of, our subcontractors to deliver agreed-upon supplies or services in a timely fashion, and the risk of being required to pay our subcontractors even if our customers do not pay us; risks related to our strategic arrangements, including our equity investments; any exposure resulting from system or information technology interruptions or data security breaches; any material changes in estimates for legal costs or case settlements or adverse determinations on any claim, lawsuit or proceeding; the adequacy of our insurance, legal and other reserves; the outcome of our plans for future operations, growth and services, including business development efforts, backlog, acquisitions and dispositions; our ability to maintain a workforce based upon current and anticipated workloads; our ability to attract and retain qualified personnel, key management and skilled employees, including from acquired businesses, and our ability to enforce any noncompetition agreements; fluctuations in fuel, maintenance, materials, labor and other costs; risks associated with volatility of our stock price or any dilution or stock price volatility that shareholders may experience in connection with shares we may issue as consideration for earn-out obligations or as purchase consideration in connection with past or future acquisitions, or as a result of other stock issuances; restrictions imposed by our credit facility, senior notes and any future loans or securities; our ability to obtain performance and surety bonds; risks related to our operations that employ a unionized workforce, including labor availability, productivity and relations, as well as risks associated with multiemployer union pension plans, including underfunding and withdrawal liabilities; risks associated with operating in or expanding into additional international markets, including risks from fluctuations in foreign currencies, foreign labor and general business conditions and risks from failure to comply with laws applicable to our foreign activities and/or governmental policy uncertainty; a small number of our existing shareholders have the ability to influence major corporate decisions; as well as other risks detailed in our filings with the Securities and Exchange Commission. We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. These and other risks are detailed in our filings with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this press release to reflect future events or circumstances, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

Reconciliation of Future non-GAAP Measures Reconciliation of fiscal year 2022 non-GAAP measures is included in this presentation. Reconciliations of fiscal year 2023 forward-looking financial measures included in this presentation that are non-GAAP financial measures to the corresponding GAAP financial measures are not included, due to variability and difficulty in making accurate forecasts and projections, particularly in light of the purchase accounting impact on IEA's GAAP results following its acquisition, as well as, because certain information is not currently ascertainable or accessible, and because not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available to MasTec without unreasonable efforts. Estimated adjusted EBITDA, estimated adjusted net income and adjusted EBITDA margin percent includes the impact of, among other things, amortization of intangible assets and depreciation, which may be significant and difficult to project with a reasonable degree of accuracy, as the allocation of the purchase price to intangible assets and to property and equipment has not yet been performed. Therefore, reconciliations of 2023 estimated adjusted EBITDA and estimated adjusted net income to estimated net income are not available without unreasonable effort. For the same reasons, we are unable to address the probable significance of the unavailable information, nor can we accurately predict all of the components of the applicable non-GAAP financial measures and reconciling adjustments thereto; accordingly, the corresponding GAAP measures may be materially different than the non-GAAP measures. Non-GAAP measures should not be considered in isolation from, as a substitute for, or alternative measure of, GAAP net income and should be reviewed in conjunction with the provided reconciliation thereto. Such forward looking information is also subject to uncertainty and various risks, including those set forth in the risk factors discussed below, and there can be no assurance that any forecasted results or conditions will actually be achieved. The information and statements contained in this presentation are made or estimated as of the date of this presentation and we do not undertake to update any such information, except as required by law.

IEA Reg. G 2022 EBITDA Reconciliation Table IEA, Inc. Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures (unaudited - in millions) Guidance for the Year Ended December 31, 2022 Low Estimate Guidance for the Year Ended December 31, 2022 High Estimate EBITDA and Adjusted EBITDA Reconciliation Net income $45 $51 Interest expense, net 25 26 Provision for income taxes 18 19 Depreciation and amortization 47 48 EBITDA $135 $144 Non-cash stock-based compensation expense 5 6 Adjusted EBITDA $140 $150

MasTec Reg. G 2022 EBITDA Reconciliation Table MasTec, Inc. Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures (unaudited - in millions) Guidance for the Year Ended December 31, 2022 Est. EBITDA and Adjusted EBITDA Reconciliation Net income $95 Interest expense, net 84 Provision for income taxes 32 Depreciation 356 Amortization of intangible assets 110 EBITDA $676 Non-cash stock-based compensation expense 27 Acquisition and integration costs 40 (Gains) losses, net, on fair market value of investment 7 Adjusted EBITDA $750 Adjusted EBITDA margin percent (1) 8.10% (1) Adjusted EBITDA margin percent calculated by dividing Adjusted EBITDA by estimated revenue of $9.2 billion